UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

U.S. MedSys Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

90341J 10 7
(CUSIP Number)

Peter G. Futro, 1401 17th Street, Suite 1150, Denver, CO 80202
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 90341J 10 7

1. Name of Reporting Entity:
Rangeley Corporation
2. I.R.S. Identification No. (Optional):

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3. SEC Use Only

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Reporting Entity With
7. Sole Voting Power 15,000,000
8. Shared Voting Power 0
9. Sole Dispositive Power 15,000,000
10. Shared Dispostive Power 0

11. Aggregate Amount Beneficially Owned by Reporting Entity 15,000,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 83.3%

14. Type of Reporting Entity (See Instructions) CO

Item 1.	Security and Issuer.

The title of the class of securities of U.S. MedSys Corp. (formerly known as Prime Rate Income & Enterprises, Inc.) (the “Issuer”) is common stock, no par value. The address of the principal executive office of the Issuer is 411 Rt. 17 South, Hasbrouck Heights, New Jersey 07604.

Item 2.	Identity and Background.

Rangeley Corporation (“Rangeley”) is a corporation incorporated under the laws of the British Virgin Islands. Rangeley’s business address is 1401 17th Street, Suite 1150, Denver, CO 80202 and its principal business is investments. During the past 5 years, such entity has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or (iii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The acquisition of the Issuer’s shares by the Rangeley was through a reorganization pursuant to an Agreement and Plan of Reorganization (“Reorganization Agreement”) dated November 12, 2002 between the Issuer, U.S. Medical Systems, Inc., (“USMS”) and Rangeley as the sole shareholder of USMS. The Issuer acquired 100% of the outstanding shares of USMS from Rangeley in exchange for an aggregate of 15,000,000 shares of the Issuer’s common stock issued to Rangeley.

Item 4.	Purpose of Transaction

Acquisition of the Issuer’s shares was through a reorganization pursuant to the Agreement and Plan of Reorganization dated November 12, 2002 which resulted in a change in control of the Issuer.

Pursuant to the Agreement and Plan of Reorganization, all of the previous officers and directors of the Issuer resigned. The following persons were appointed as the new officers and directors of the Issuer: Peter G. Futro, President and beneficial owner of the Rangeley, as President, Treasurer and Director; George Anagnost as Vice-President, Secretary and Director; and Kenton D. Sieckman as Director.

The transaction was timely reported by the Issuer on a current report on Form 8-K dated November 12, 2002.

Item 5.	Interest in Securities of the Issuer

(a)	The following indicates the amount of shares beneficially owned by the Reporting Entity and percentage of such shares as of November 12, 2002:

Percentage of Shares Outstanding	Name	Number of Shares

83.3%	Rangeley Corporation	15,000,000

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Agreement and Plan of Reorganization, the Issuer’s wholly-owned subsidiary, Pride, Inc. (“Pride”), was spun-off to the Issuer’s shareholders of record at November 12, 2002, excluding Rangeley. Pursuant to the Reorganization Agreement, the Issuer executed a $360,000 promissory note in favor of Pride. The note required $10,000 monthly payments, accruing interest at 4.25% per annum, simple, payable monthly in arrears, with the remaining balance due November 12, 2005. 7,500,000 shares of the 15,000,000 shares issued to the Rangeley by the Issuer as a result of the reorganization were pledged to Pride as collateral. Pride may acquire ownership of the 7,500,000 shares, if the Issuer defaults on the note. The note was subsequently repaid and the 7,500,000 pledged shares were returned to Rangeley.

Item 7.	Material to be Filed as Exhibits

An Agreement and Plan of Reorganization dated November 12, 2002 was filed as Exhibit 2.2 of the Issuer’s Current Report on Form 8-K filed November 22, 2002 and is incorporated herein by reference in this Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: June 13, 2005

RANGELEY CORPORATION

By: /s/ Peter G. Futro
Peter G. Futro, President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See18 U.S.C 1001)

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